PACRIM INTERNATIONAL
SUITE 3203, TOWER II, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG TEL 852•25226294 FAX 852•25249919

03029419

03 AUG 25 AM 7:21

SUPPL

August 15, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549
Mail Stop 3-2

Re: Pacrim International Capital Inc.
File Number 82-3812

Dear Sirs,

Please find enclosed a copy of the recent filings made by the above company on the Toronto Stock Exchange. If you have any questions, please do not hesitate to contact the writer at (902) 443-5366.

Yours truly,

Tracy C. Sherren CA
Chief Financial Officer

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

82-3812

FORM: 3	Company Name: Pacrim International Capital Inc.	Stock Symbol: PCN

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	Newman	Mark	
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE ☐ **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Board Member	August 11, 2003

CHECK HERE ☐ **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE ☐ **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form been filed with TSX?

☐ YES ☐ NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Tracy Sherren
PHONE / EMAIL	902-443-5366 tsherren@pacrimdev.com
DATE	August 14, 2003

TORONTO STOCK EXCHANGE TSX

82-3812

FORM: 3 | **Company Name: Pacrim International Capital Inc.** **Stock Symbol: PCN**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mrs.	Shipley	Jennifer	
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE ☐ **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Board Member	August 11, 2003

CHECK HERE ☐ **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE ☐ **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form been filed with TSX?

☐ YES ☐ NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Tracy Sherren

PHONE / EMAIL 902-443-5366 tsherren@pacrimdev.com

DATE August 14, 2003

TORONTO STOCK EXCHANGE TSX